Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD ANNOUNCES DEFINITIVE AGREEMENT WITH GENERAL GROWTH PROPERTIES FOR $2.625 BILLION EQUITY COMMITMENT

Recapitalization Provides Shareholders With a Minimum 34% Interest
in a Newly Recapitalized GGP and 86% of GGO

Fairholme and Pershing Square Commit to Additional $3.9 Billion of Equity

TORONTO, Ontario, March 31, 2010 — Brookfield Asset Management Inc. (“Brookfield”) (NYSE/TSX: BAM; Euronext: BAMA) today announced that it has signed a definitive agreement (“Agreement”) with General Growth Properties, Inc. (“General Growth”) for a proposed recapitalization of General Growth. Brookfield, along with its consortium partners, has agreed to invest $2.625 billion in equity to fund General Growth’s recapitalization as the cornerstone investor for its plan of reorganization.

Investment Highlights

The plan will result in new General Growth (“GGP”) emerging from bankruptcy on a standalone basis with one of the largest premier quality portfolios of retail shopping malls in the U.S.  GGP will own the highest quality assets of General Growth, with strong cash flows, a restructured balance sheet, and predominantly long-term non-recourse debt. On emergence, existing shareholders will own approximately 34% of GGP, which will:

•	be one of the largest, high quality publicly traded real estate entities in the U.S.;

•	have one of the largest equity market capitalizations in the REIT industry and indices;

•	be the second-largest retail shopping mall company in the U.S.;

•	have a prudently capitalized balance sheet, with no corporate debt, with the exception of a $1.5 billion newly structured corporate facility; and

•	have newly extended maturities on virtually all of its property financings.

The stand-alone recapitalization plan agreed to with General Growth provides an exceptional investment opportunity for existing shareholders as compared to selling the company today:

•
Given that General Growth has been in bankruptcy and has not had time to focus on operational enhancement, its cash flows are lower than comparable portfolios and its shares trade in the stock market at a valuation substantially lower than its peers. As a result, the sale of General Growth at this time does not maximize value for existing shareholders.

•
In the stand-alone plan, GGP’s share price should benefit from both multiple expansion in the short term and increased net operating income and cash flows over the longer term, as the business is refocused on operational improvements.

•
Furthermore, under the stand-alone plan, shareholders will own approximately 34% of GGP, but will also have the possibility that this percentage will be adjusted upward if $1.9 billion of additional capital is raised at higher share prices (with a corresponding reduction of the capital provided by Fairholme Capital and Pershing Square).

•
Alternatively, in a sale of the company, shareholders would receive either cash or securities of a competitor. For shareholders who desire cash, there is now a highly liquid market on the NYSE for sale of their shares which can readily satisfy this requirement. For shareholders who wish to own competitors’ securities, these shares are highly liquid and existing shareholders may own these by purchasing them in the stock market instead of trading their undervalued General Growth shares for these shares in a sale of the company.

Bruce Flatt, CEO of Brookfield said, “We believe this is one of the great real estate value opportunities currently available in the capital market. GGP’s high quality assets and substantial scale as the second-largest regional mall owner presents all shareholders with a compelling long-term investment opportunity.”

The Plan

The Brookfield funding is the cornerstone investment in the $8 billion being raised by General Growth that will enable it to repay all creditors at par plus accrued interest. In addition to Brookfield’s funding, General Growth has entered into definitive agreements for equity commitments from Fairholme Capital and Pershing Square of $2.8 billion and $1.1 billion respectively, and with Brookfield’s assistance, is finalizing the terms of a new $1.5 billion corporate credit facility. Following the recapitalization, Brookfield expects to own approximately 26% of GGP’s equity, and will hold three of nine board seats in the recapitalized GGP.

This plan, including the Agreement with Brookfield, is subject to approval of the U.S. Bankruptcy Court (“Court”) following Court approval of disclosure materials that will be distributed to General Growth stakeholders. Certain elements of the transaction will be put before the Court before the end of April. Under the terms of the Agreement:

•	General Growth’s unsecured creditors will receive a full recovery of par value plus accrued interest.

•	General Growth’s existing shareholders will receive:

·	one share of GGP common stock for each existing share held, representing in aggregate approximately 34% of the recapitalized company; and

·
one share of General Growth Opportunities (“GGO”), a new company that will be spun out to shareholders and own certain assets, such as master-planned communities and landmark developments, for each existing share held, representing in aggregate approximately 86% of GGO, following the GGO rights offering described below .

•
Brookfield and its consortium partners will invest $2.5 billion for 26% of the GGP common stock; and Fairholme Capital and Pershing Capital will invest $2.8 billion and $1.1 billion respectively, for 28% and 11%, respectively of GGP’s common stock, subject to reduction to $1.9 billion in the event GGP is able to raise replacement equity capital on more favourable terms.

•
GGO will raise $250 million through a rights offering, at a price of $5.00 per share, with Brookfield backstopping $125 million of the offering, resulting in a 7% interest in GGO if the backstop is fully drawn. Fairholme Capital and Pershing Square will backstop the other 50% of the rights offering.  Brookfield, Fairholme Capital and Pershing Square will each receive warrants in return for each of their investment commitments.

Brookfield has also agreed to provide the following to GGP after emergence from bankruptcy:

•	provide office asset management services at no cost to the company;

•	provide master-planned community asset management assistance, including installing a Brookfield executive as CEO of GGO, if requested by GGP;

•	assist in completing the $1.5 billion corporate credit facility for GGP;

•	substantially lock-up its share investment for a minimum period of 18 months; and

•	assist GGP generally in corporate finance matters, including providing access to its global banking and capital relationships.

The complete Agreement with Brookfield is available in the restructuring section of General Growth’s website at www.ggp.com.

Brookfield Asset Management Inc., focused on property, renewable power and infrastructure assets, has over $100 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

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Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “enable,” “proposed,” “expects,” “provide,” “emerging,” “believe,” “opportunity,” “possibility” derivations thereof and other expressions, including conditional verbs such as “will,” “should”, “may” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements in regards to the proposed recapitalization of General Growth Properties Inc. (“GGP”),the status of GGP after emerging from bankruptcy, our beliefs about the GGP investment opportunity,   the terms of Brookfield’s agreement with GGP in connection therewith, and our views with respect to adding value for all shareholders involved in the recapitalization of GGP. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For more information, please visit our web site at www.brookfield.com or contact:

Investors	Media
Katherine Vyse SVP, Investor Relations and Communication Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com	Denis Couture SVP, Corporate and International Affairs Tel.: (416) 956-5189 Fax: (416) 363-2856 Email: dcouture@brookfield.com